EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-144621, 333-58886 and 333-81732) of Interactive Data Corporation of our report dated February 28, 2007, except for the adjustments to retrospectively reflect the allocation of goodwill to reportable segments as described in Note 5, to retrospectively reflect the allocation of goodwill, intangible assets, capital additions and depreciation expense to reportable segments, and to retrospectively reflect the reallocation of certain personnel, premises, and marketing and advertising costs, as described in Note 13, as to which the date is February, 27, 2008 relating to the financial statements and financial statement schedule which appears in this Form 10-K.

PricewaterhouseCoopers LLP

Boston, Massachusetts

February 23, 2009